

16013414

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46219

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Meyers Associates, LP

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

45 Broadway, 2nd Floor
(No. and Street)

New York (City) N.Y (State) 10006 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Meyers 646 442 0601
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue, Suite 170 (Address) Northridge (City) CA (State) 91324 (Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce Meyers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CHRISTINE M. CARSWELL
Notary Public, State of New York
No. 01CA4651032
Qualified in Suffolk County
Commission Expires December 31, 2017



Signature

CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Meyers Associates, LP
Contents
December 31, 2015

	Page(s)
Independent Auditors' Report	1-2
Financial Statements	
Statement of Financial Condition	3
Notes to Financial Statements	4-8



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

To the Partners of
Meyers Associates, L.P.:

We have audited the accompanying statement of financial condition of Meyers Associates, L.P. ("the Company") as of December 31, 2015, and the related notes (the "financial statements"). These financial statements are the responsibility of Meyers Associates, L.P.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Meyers Associates, L.P. as of December 31, 2015, in conformity with accounting principles generally accepted in the United States.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2016

PUBLIC

9221 Corbin Avenue, Suite 170, Northridge, California 91324
phone 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

Meyers Associates, LP
Statement of Financial Condition
December 31, 2015

Assets		
Cash and cash equivalents	$	247,087
Due from clearing brokers		302,573
Deposit with clearing brokers		227,085
Securities owned, at market		1,670
Advances to employees, net		1,600,079
Prepaid expense		86,641
Other assets		302,483
Total assets	$	2,767,618
Liabilities and Partners' Capital		
Liabilities		
Commissions payable	$	264,778
Accrued expenses and other liabilities		270,383
Total liabilities		535,161
Commitments and contingencies		
Partners' capital		2,232,457
Total liabilities and partners' capital	$	2,767,618

The accompanying notes are an integral part of these financial statements.

1. Summary of Business and Significant Accounting Policies

Business
Meyers Associates, LP (the "Partnership") is a New York limited partnership organized primarily to provide brokerage and investment banking services. The Partnership is registered as a broker-dealer in securities with the Securities Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (the "FINRA").

The Partnership has agreements (the "Agreements") with the clearing brokers ("Brokers") to clear securities transactions, carry customers' accounts on a fully-disclosed basis and perform certain recordkeeping functions. Accordingly, the Partnership operates under the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii).

Securities Transactions
Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet repurchased at the close of business.

Unrealized gains (losses) on securities are reflected in trading gains on the statement of income. Dividends are recorded on the ex-dividend date.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments (i.e., cash and cash equivalents, due from and deposits with clearing brokers) approximates their fair value due to their short-term maturity. For securities that are owned at market, fair values are based on quoted prices in active markets

Income Taxes
The Partnership is a limited partnership and is not subject to Federal and State income taxes as a separate entity. The partners are individually required to report their respective share of partnership income (loss) in their individual income tax returns.

Cash and Cash Equivalents
The Partnership considers cash equivalents which are highly liquid investments purchased with original maturities of three months or less.

The Partnership maintains its cash balances in financial institutions which, at times, exceed federally-insured limits. The Partnership has not experienced any losses in such accounts and believes it is not exposed to any significant risk on cash and cash equivalents.

Advances to Employees
The Partnership has made certain employee advances which are non-interest bearing and have no terms for repayment. Most of these advances consist of commissions paid in advance that will be earned by these employees in the future. The number shown on the balance sheet is the net number and includes an allowance for doubtful accounts of $1,887,464 relating to former employees.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2. Clearing Agreements

The Partnership has agreements with one brokerage clearing firm to carry its account and the accounts of its customers. The brokers have custody of the Partnership's securities and, in the normal course of business, cash balances which may be due from or to these brokers.

These securities and cash positions serve as collateral for any amounts due to the brokers or for securities sold short or purchased on margin as well against losses due to nonperformance.

Pursuant to the agreements, the Partnership is required to have cash or security deposits aggregating $150,000 at COR Clearing. At December 31, 2015, a deposit held amounted to $152,085 at the brokerage clearing firm.

3. Regulatory Net Capital Requirements

The Partnership is subject to the net capital requirements of rule 15c3-1 of the SEC which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Partnership is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital as defined, exceed 15 to 1.

At December 31, 2015, the Partnership has net capital of $242,397 which is $142,397 in excess of its minimum net capital required of $100,000. The Partnership has aggregate indebtedness of $535,161. The Partnership's ratio of aggregate indebtedness to net capital is 2.21 to 1 at December 31, 2015.

4. Commitment and Contingencies

Litigation
In the normal course of business, the Partnership is a defendant, or otherwise has possible exposure, in legal actions arising out of its activities as a broker-dealer. These legal actions seek compensatory damages of approximately $993,000. While predicting the outcome of litigation and regulatory inquiries is inherently very difficult and the ultimate resolution, range of loss and impact on operating results cannot be reliably estimated, management believes, based upon its understanding of the facts and the advice of applicable legal counsels, that it has a meritorious defense for these actions and it intends to defend this vigorously. During the year ended December 31, 2015, certain arbitration matters were settled for $706,611, of which $6,000 is currently open and accrued on the books of Meyers Associates, LP.

On March 24, 2015, a consent order was entered into with the State of Connecticut in response to Connecticut's notice of February 2014 revoking the Company's registration in that state for violating certain provisions of the State's Securities Act. The consent order called for payment of a $50,000 fine, which was made on June 17, 2015. In addition the consent order called for firm principal Bruce Meyers to withdraw his Connecticut registration as a broker-dealer agent of the Company, the Company to retain an independent consultant to review firm compliance procedures , and to notify the state Securities Division of any reportable disciplinary items within seven days.

Customer Transactions
The Partnership executes, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either customer or the counterparty, the Partnership may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Partnership does not anticipate nonperformance by customers or counterparties in the above situations. The Partnership's policy is to monitor its market exposure and counterparty risk. In addition, the Partnership has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

5. Leases

The Company has a non-cancellable lease agreement for its office space in New York. The new lease agreement is for a period of 10 years effective from December 1, 2011. Net approximate minimum rental payments attributable to the operating lease agreements are:

Year Ending December 31,	Minimum Rental Payments
2016	363,131
2017	371,301
2018	379,656
2019	388,198
Thereafter	730,573
	$ 2,232,859

6. Fair Value Measurements of Investments

The Company uses fair value measurements to record certain assets and liabilities and to determine fair value disclosures.

The three –level hierarchy for fair value measurements is defined as follows:

Level 1 – inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2- inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and the inputs that are observable for the asset or liability, either directly or indirectly.

Level 3- inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company's securities owned at market are recorded at fair value on a recurring basis, with any unrealized gains or losses, reported in the statement of income. At December 31, 2015, the securities owned at market consist of one security amounting to $1,670.

Assets measured at fair value on a recurring basis at December 31, 2015:

	December 31, 2015			
	Level 1	Level 2	Level 3	Total
Equity securities industries:				
Consumer	$ 1,670	$ -	$ -	$ 1,670
Total, securities owned at market	$ 1,670	$ -	$ -	$ 1,670

The fair values for the securities owned at market are based on quoted prices for identical instruments traded in active markets which are considered as "Level 1" input to the valuation technique used to measure fair value in accordance with the standard.

7. Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

8. Income Taxes

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited partnership for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the partners and no provision or liability for Federal Income Taxes is included in these financial statements.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the Company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2014, the IRS has not proposed any adjustment to the Company's tax position.

9. Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.
The Company has issued no guarantees at December 31, 2015 or during the year then ended.

10. Due from Affiliated Entity

As of December 31, 2015, the Company carried a balance due of $130,222 from Meyers Securities LP, an affiliated holding company, which is included in "Other Assets" on the accompanying Statement of Financial Condition. This balance has been outstanding for more than a year and has subsequently been recorded as a distribution of capital. It is treated as a non- allowable asset for net capital calculation purposes.